Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED
2004 AUG 26 P 3:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

04036550

Leuven, 23 August 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: EGM notice

Interbrew PHILIPS

PerfectDraft

Press release

Interbrew and Philips team up to bring the great taste of draught beer into the home

Two companies together develop PerfectDraft®, available this fall

Brussels, Amsterdam, 23 August 2004

Interbrew (INTB – Euronext) and Royal Philips Electronics (NYSE: PHG, AEX: PHI), leading players in their respective categories, today announced the development of PerfectDraft®, a result of their global partnership. PerfectDraft® is an exciting new system which combines a high-quality appliance and consumer-preferred beer brands in light metal kegs, delivering the great taste of draught beer in the comfort of one's own home.

Bringing the great taste of draught beer into the home is a consumer need Interbrew clearly identified. Starting this fall, consumers in Belgium can experience perfect draught beer in their homes, enjoying a delicious glass of their preferred beer freshly drawn from PerfectDraft®. This system has been developed jointly by Interbrew, a leading global company in the brewing industry, and by Philips, whose previous successful partnerships, based on extensive research on changing consumer behavior, have brought new experiences to peoples' homes.

PerfectDraft® is a new appliance with a real tap handle, internal cooling system, pump, and 6-liter light metal keg. PerfectDraft® keeps beer at the optimal conditions at a constant temperature of 3° C. Once installed, the beer stays fresh for 4 weeks. PerfectDraft® is suitable for a variety of different brands in Interbrew's portfolio.

John Brock, Interbrew's CEO commented: '*When Interbrew came up with the idea of developing an in-home draught-beer dispensing appliance, Philips, one of the world's biggest electronic companies responsible for world-class domestic appliances, was a natural choice. Philips shares with Interbrew the objective of developing innovative products which improve daily life. Consumers are at the heart of everything we do."*

Interbrew PHILIPS

PerfectDraft

Han van Splunter, CEO of Philips Domestic Appliances and Personal Care (DAP) division, added: *'Philips strongly believes in developing products which meet the changing behavior of the consumer. Therefore, we are happy to team up with excellent partners to explore these new needs. No other beer company can match Interbrew's broad portfolio of global and local quality brands, which offers such a wide choice of tastes and experiences. Partnering with Interbrew to finally bring the great taste of draught beer into the home is definitely the right choice for Philips.'*

As PerfectDraft® is first being launched in Belgium, Interbrew Belgium and Philips Belgium are organizing a local press conference later today to present this revolutionary concept.

PerfectDraft® will be launched in Belgium, with Stella Artois® and Jupiler®, and then will gradually be rolled out in other countries. The recommended retail price for the appliance will be 199.99 EUR (incl. 1 EUR recupel). The recommended price for a 6-liter beer keg will be 14.99 EUR.

Pictures of PerfectDraft® are downloadable from the websites www.interbrew.com or www.philips.com

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter

Interbrew

PHILIPS

PerfectDraft

Contact information Interbrew

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Contact information Philips

Philips Corporate Communication

Andre Manning
Senior Press Officer
Tel: +31 20 59 77 199
Fax: +31 20 59 77 210
E-mail: andre.manning@philips.com

Philips Belgium

Julien Michiels
Chief Officer
Corporate Communication & Public Affairs
Tel: +32 2 525 80 32
Fax: +32 2 525 80 29
E-mail: julien.michiels@philips.com